Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

August 8, 2014

Via EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Legacy Reserves, LP
Registration Statement on Form S-3
Filed July 11, 2014
File No. 333-197370
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed February 21, 2014
File No. 1-33249

Dear Mr. Schwall:

Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2014, with respect to (i) Legacy’s registration statement on Form S-3, filed with the Commission on July 11, 2014 (File No. 333-197370) (our “Form S-3”), and (ii) Legacy’s Form 10-K for the Fiscal Year ended December 31, 2013 filed with the Commission on February 21, 2014, File No. 001-33249 (our “Form 10-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement on Form S-3

1.                                      Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response: We acknowledge that we must clear all the Staff’s comments to our periodic reports before the Commission will consider a request to accelerate the effectiveness of our Form S-3.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Development Activities, page 3

2.                                      We note your disclosure of material changes in proved undeveloped reserves (“PUDs”).  Please expand your disclosure pursuant to Item 1203 of Regulation S-K to provide additional information regarding changes in your PUDs such as “Additions due to performance” and “PUDs removed due to performance.”

Response: As the Staff noted, in the first table on page 3 of our Form 10-K, we disclose the number of proved undeveloped reserves (“PUDs”) removed due to performance and the number of additions due to performance. In addition, we respectfully refer the Staff to the disclosure included in our “Summary of Development Projects” section on page 36 of our Form 10-K, which reads as follows: “we invested approximately $94.0 million in implementing our development strategy, including $63.6 million related to the development of proved undeveloped reserves.”  In future filings requiring disclosure pursuant to Item 1203 of Regulation S-K, we will expand our disclosure to provide a footnote to the table contained on page 3 of our Form 10-K under “Development Activities” similar to the following:

“(b) PUDs removed or added due to performance are those PUDs removed or added, as applicable, due to new or revised engineering, geologic and economic evaluations such as offset well production data, the drilling of offset wells, new geologic data or changes in projected capital costs or product prices. PUDs are removed or added depending on whether the technical criteria for the proved undeveloped reserve classification is satisfied and, in the case of additions due to performance, whether the well is scheduled to be drilled within five years.”

3.                                      We note that you expended approximately $46.1 million to convert 1.6 MMBoe of proved undeveloped reserves (“PUDs”) to proved developed status during the fiscal year ended December 31, 2012 compared to $63.6 million to convert 1.3 MMBoe of PUDs during the fiscal year ended December 31, 2013.  This appears to represent an increase from $29.16 per barrel in 2012 to $47.67 per barrel in 2013.  Please explain why the cost of conversion appears to have increased during the fiscal year ended December 31, 2013 and describe your expectations for the fiscal year ended December 31, 2014.

Response: The perceived increase in cost of conversion during the fiscal year ended December 31, 2013 is the result of an increase in the number of PUDs drilled during 2013 that were not classified as PUDs as of December 31, 2012 when compared to the number of PUDs drilled during 2012 that were not classified as PUDs as of December 31, 2011.  In 2012, we drilled 57 gross wells (21.4 net), of which 31 gross (18.8 net) were classified as PUDs as of December 31, 2011. In 2013 we drilled 104 gross wells (28.3 net), of which 31 gross (16.6 net) were classified as PUDs as of December 31, 2012. Stated differently, 87.8% of our net wells drilled in 2012 were booked as PUDs as of the prior year-end period as compared to 58.7% in 2013. More of our wells in 2013 as compared to 2012 were not booked as proved reserves when drilled so the dollar-per-barrel metric presented was better, as the Staff notes.

Our actual cost of conversion during the fiscal year ended December 31, 2013 with respect to PUDs included on our December 31, 2012 reserve report was $26.17 per barrel as we expended $34.5 million to convert 1.3 MMBoe of PUDs to proved developed status.  Our actual cost of conversion during the fiscal year ended December 31, 2012 with respect to PUDs included on our December 31, 2011 reserve report was $20.18 per barrel as we expended $31.9 million to convert 1.6 MMBoe of PUDs to proved developed status.  Under current market conditions, we expect our cost of conversion for the fiscal year ended December 31, 2014 to be materially similar to such cost during the fiscal year ended December 31, 2013.

Properties, page 28

4.                                      Please tell us how you considered the disclosure requirements per Item 1206(a) of Regulation S-K with regard to present activities such as the number of wells currently in the process of being drilled.

Response: We respectfully acknowledge the Staff’s comment and any future filings requiring disclosure of Item 1206(a) of Regulation S-K will provide expanded disclosure similar to the following as of the required date:

Present Activities

As of December 31, 2013, we were in the process of drilling 7 gross (4.15 net) wells, all of which were development wells.

Consolidated Financial Statements

Unaudited Supplementary Information, page F-32

Net Proved Oil, NGL and Natural Gas Reserves, page F-33

5.                                      Please revise your disclosure of proved reserve quantities to include an explanation of significant changes that occurred during the periods presented.  Refer to FASB ASC 932-235-50-5.  In addition, please provide a column for the total quantities of proved reserves for all products, as shown in FASB ASC 932-235-55-2.

Response: We acknowledge the Staff’s comment regarding significant changes to our proved reserve quantities and respectfully refer the Staff to pages 2, 3 and F-32 where we provide an explanation of significant changes to our proved reserve quantities as a result of our acquisition and development activities related to increased production. We respectfully submit that no other changes to our proved reserves are significant and therefore, we believe that our current disclosures are accurate and compliant with FASB ASC 932-235-50-5.

We acknowledge the Staff’s comment regarding the addition of a column to the chart on page F-33 in connection with the total quantities of proved reserves for all products. We respectfully refer the Staff to page 2 of our Form 10-K where we disclose, as of December 31, 2013, the total quantities of proved reserves for all products to be 87,608 MBoe. In future filings, we will provide a total proved reserves column to the chart that currently appears on page F-33 of our Form 10-K.

*******

Legacy acknowledges the following:

•                  Legacy is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Legacy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer

cc:	George J. Vlahakos
Andrews Kurth LLP